UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)
Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

National Holdings Corporation

(Name of Subject Company)

National Holdings Corporation

(Name of Person Filing Statement)

Common Stock, $0.02 par value per share

(Title of Class of Securities)

636375206

(CUSIP Number of Class of Securities)

Michael A. Mullen

Chief Executive Officer

National Holdings Corporation

200 Vesey Street, 25th Floor

New York, New York 10281

(212) 417-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Andrew N. Goldman, Esq.

Jeff Stein, Esq.

Wilmer Cutler Pickering Hale and Dorr LLP

7 World Trade Center, 250 Greenwich Street

New York, New York 10007

(212) 230-8800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by National Holdings Corporation, a Delaware corporation (“National” or the “Company”), with the United States Securities and Exchange Commission on January 27, 2021, relating to the tender offer by B. Riley Principal Merger Corp. III, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of B. Riley Financial, Inc., a Delaware corporation (“Parent” or “BRF”), to purchase any and all shares of common stock, par value per share $0.02, that are issued and outstanding and that are not owned by Parent or its subsidiaries (the “Shares”), for $3.25 per Share to the holder of such Share in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated January 27, 2021 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on January 27, 2021.

Except to the extent specifically provided in this Amendment No. 2, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as presented below.

Item 8. Additional Information

Item 8. “Addition Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following section entitled “Legal Proceedings” immediately after the subsection entitled “— Other States” on page 63 of the Schedule 14D-9:

“Legal Proceedings

Raul Complaint

On February 8, 2021, a purported stockholder of National filed a lawsuit in the United States District Court for the Southern District of New York against National, its directors and former director Nassos Michas, captioned Raul v. National Holdings Corporation, Case No. 1:21-cv-01103 (S.D.N.Y.). The complaint alleges that this Schedule 14D-9 omitted material information in violation of Sections 14(d)(4), 14(e) and 20(a) of the Exchange Act and Rule 14d-9 issued thereunder, rendering this Schedule 14D-9 false and misleading. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) an order directing the defendants to file an amendment to this Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iii) damages, and (iv) plaintiff’s attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaint are without merit.

Johnson Complaint

On February 9, 2021, a purported stockholder of National filed a lawsuit in the United States District Court for the District of Delaware against National, each of its directors (other than Daniel Hume), Riley, and Merger Sub, captioned Johnson v. National Holdings Corporation, Case No. 1:21-cv-00176-UNA (D. Del.). The complaint alleges that this Schedule 14D-9 omitted material information in violation of Sections 14(e), 14(d), and 20(a) of the Exchange Act, rendering this Schedule 14D-9 false and misleading. The complaint seeks, among other things, (i) injunctive relief preventing the consummation of the Transactions, (ii) rescissory damages or rescission in the event that the Transactions have already been consummated, (iii) an order directing the defendants to file an amendment to this Schedule 14D-9 that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading, (iv) an order declaring that the defendants violated Sections 14(e), 14(d) and 20(a) of the Exchange Act, and Rule 14a-9 issued thereunder, and (v) plaintiff’s attorneys’ and experts’ fees. The defendants believe the claims asserted in the complaint are without merit.

Demand Letter

On February 9, 2021, National received a demand letter from a purported stockholder of National alleging that this Schedule 14D-9 contains misleading disclosures. The letter demands that National provide immediate corrective disclosures. National believes that the assertions in the demand letter are without merit.

Books and Records Demand

On February 10, 2021, Richard Frank, a purported stockholder of National, sent to the National Board a books and records demand pursuant to Section 220 of the DGCL in connection with such stockholder’s investigation of, among other things, (i) the independence and disinterestedness of the National Board and Special Committee in connection with the negotiation of the Merger Agreement, (ii) any potential breaches of fiduciary duty by certain members of the National Board or management of National, and (iii) the value of such stockholder’s Shares. National is reviewing the scope and appropriateness of the books and records request and expects to respond to the purported stockholder as required under Section 220 of the DGCL.

Additional Complaints and Demand Letters

If additional similar complaints are filed or demand letters received after the date of this Amendment No. 2, absent new or different allegations that are material, National will not necessarily announce such additional filings or demand letters.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

National Holdings Corporation

By:	/s/ Michael A. Mullen
Michael A. Mullen
Chief Executive Officer (Principal Executive Officer)

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